[logo]

June 2 2005

Carlton Tartar,
Staff Accountant,
Securities and Exchange Commission
Washington D.C 20549-0306

Ref Form 8-K filed 5/4/05
File No. 333-43126

Dear Mr. Tartar:

         I am writing with regard to your letter dated May 13, 2005, having reviewed it immediately upon returning from a holiday yesterday. The paragraph numbers below correspond to the paragraph numbers of your letter.

         1. In November 2004 we filed a Quarterly Report on Form 10QSB dated November 17, 2004 in which we disclosed, among other things, that on that date we had made a change of accountants. Consequently, we had believed that the filing of a Current Report on Form 8-K covering the same matter would be confusing, as well as unnecessary. If we were incorrect in that belief we will file a Current Report on Form 8-K. We would like to discuss that with you. For your convenience, the disclosure in Part II, Item 5 of that Form 10QSB is set forth below:

Item 5.  Other Information - Changes in Registrant's Certifying Accountant.

         Effective November 17, 2004, Pritchett, Siler, & Hardy, P.C. was dismissed as the registrant's certifying accountant. The decision to change accountants was made and recommended by the registrant's board of directors, in consequence of the registrant's acquisition of Bioaccelerate, Inc. The audit reports of Pritchett, Siler, & Hardy, P.C. on the registrant's financial statements for each of the past two years ended December 31, 2003 and 2002 contained no adverse opinion or disclaimer of opinion, nor were they modified as to audit scope, or accounting principles. They were qualified as to a going concern uncertainty, inasmuch as the Company has incurred losses since its inception and has not yet been successful in establishing profitable operations. These factors raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties. There were no disagreements with the former accountant, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the former accountant's satisfaction, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports for such years.


                                                                 New York Office
                               712 Fifth Avenue, 19th Floor, New York, NY, 10019
                                         Tel : 212-897-6849,  Fax : 212 581 1922

                                                                   London Office
                           Savannah House, 11-12 Charles II St, London, SW1Y 4QU
                             Tel : +44 (0)207 451 2478 Fax : +44 (0)207 451 2469

[logo]

         Effective November 17, 2004, F.E. Hanson, Ltd. was selected as the registrant's new certifying accountant for the year ended December 31, 2004. F.E. Hanson, Ltd. was Bioaccelerate, Inc.'s certifying accountant for the past two fiscal years. Neither the issuer nor anyone acting on its behalf, consulted the new accountant regarding the application of accounting principles to any specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the issuer's financial statements.

         2. We will revert to you after reviewing this item with our newly engaged independent auditor, Stark, Winter, Schenkein, & Co., LLP.

         3. We filed with our above-referenced Current Report on Form 8-K a letter to our former accountants intended to solicit confirmation that they had no disagreement with our disclosure concerning termination of our relationship with them. We had not, at that time, received any response. We will file the responsive letter from our former accountant immediately upon receipt.

Regards,


Linden Boyne
Chief Financial Officer


                                                                 New York Office
                               712 Fifth Avenue, 19th Floor, New York, NY, 10019
                                         Tel : 212-897-6849,  Fax : 212 581 1922

                                                                   London Office
                           Savannah House, 11-12 Charles II St, London, SW1Y 4QU
                             Tel : +44 (0)207 451 2478 Fax : +44 (0)207 451 2469